                                        Filed by The Chase Manhattan Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of
                                                                            1934

                                 Subject Company: J.P. Morgan & Co. Incorporated
                                                      Commission File No. 1-5885


                                                        Date: September 18, 2000

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Chase and J.P. Morgan, including future financial and operating results, Chase's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan's and Chase's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Chase and J.P. Morgan stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Chase's and J.P. Morgan's results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Forms 10-K of Chase and J.P. Morgan, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Chase and J.P. Morgan, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to The Chase Manhattan Corporation, 270 Park Avenue, New York, NY 10017,
Attention: Office of the Corporate Secretary (212-270-6000), or to J.P. Morgan & Co. Incorporated, 60 Wall Street, New York, NY 10260, Attention: Investor Relations (212-483-2323). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the materials filed with the SEC by J.P. Morgan and Chase on September 13, 2000 and September 14, 2000, respectively.



                                    # # #

The following is a newsletter distributed to Chase employees.

                         [CHASE NEWSLETTER LETTERHEAD]


                                   CHASEW0RLD
                       A PUBLICATION FOR CHASE EMPLOYEES
                               SEPTEMBER 18, 2000


                                                              SPECIAL ISSUE

INTRODUCING

A GLOBAL FINANCIAL POWERHOUSE

Last week's merger agreement between Chase and J.P. Morgan will unite two firms that have played leading roles in shaping the world of finance. A new chapter has now begun, as these firms begin the merger integration and launch a new global financial services leader: J.P. Morgan Chase & Co.

"This combination is -- first and foremost -- about accelerating growth," says Sandy Warner, J.P. Morgan's chairman and CEO, who will become the merged firm's new chairman. "With a powerful combination of clients, capabilities, capacity and people, J.P. Morgan Chase & Co. will have everything it takes to unleash that growth."

Says Bill Harrison, who will become president and CEO of the new entity, "Both firms share complementary capabilities, expertise and values, and J.P. Morgan Chase & Co. puts them all together. We're convinced that one plus one will significantly exceed two in that equation."

                         [PHOTO OF WARNER AND HARRISON]

Photo Caption: Sandy Warner (left) and Bill Harrison at the New York Stock Exchange as the merger agreement was announced on September 13

The complementary strengths of J.P. Morgan and Chase encompass leading global capabilities in investment banking (including strategic advisory, equity and debt capital-raising, credit, and global trading and market-making activities), institutional asset management, operational services and wealth management, and a retail component that serves more than 30 million customers.

The two firms' respective client rosters are equally complementary and represent widely diverse segments. These range from start-ups and blue-chip companies, including 80% of the Fortune 500; old and new economy businesses; government and financial institutions; financial investors and sponsors; traders and dealers; affluent individuals; and consumers.

And with a strong presence in Europe, Asia Pacific, and both North and Latin America, J.P. Morgan Chase& Co. will --literally -- span the world. It will be the most globally balanced wholesale financial services firm.

"As many of you have heard me say over the years, we believe that consolidation will continue, particularly on the wholesale investment banking side, and that there will be less than a handful of endgame winners in this space," said Mr. Harrison. "With this platform, we are an end-game winner."

Complementary Strengths
--------------------------------------------------------------------------------
The New J.P. Morgan


CLIENTS
- Investment Grade                 - North America           - Wealth Management
- Non-Investment Grade             - Europe                  - M&A
- New Economy                      - Asia (ex-Japan)         - Equity
- Financial Sponsors               - Latin America           - Research
- High Net Worth                                             - Debt (Public/bank)
- Financial Institutions                                     - FX & Derivatives
- Institutional Investors                                    - Private Equity
                                                             - Operating Services

[JPMORGAN LOGO]                                                [CHASE LOGO]


   NEW NAMES

   The merged firm will be named J.P. Morgan Chase & Co.

- The wholesale business will be known globally as J.P. Morgan. It will encompass investment banking, operating services, wealth management, institutional asset management and private equity.

- The retail business will be known as Chase. It consists of credit cards, regional consumer banking in the New York tri-state area and Texas, mortgage banking, diversified consumer lending, insurance and middle-market banking.

   FINANCIAL HIGHLIGHTS

   (pro forma, in U.S. dollars)


   AS OF DECEMBER 31, 1999

   $660 billion in total assets

   $36 billion in stockholders' equity


   FOR FULL-YEAR 1999

   $31 billion of revenues

   $7.5 billion of earnings


   Earnings by line of business, first-half 2000

                                 % of total
                                 ----------
   Investment Banking                  55%
   National Consumer Services          18%
   Private Equity                      12%
   Wealth Management                    9%
   Operating Services                   6%
                                      ---
                                      100%
                                      ===

Graphic Caption: Chase and J.P. Morgan hosted an analysts' meeting on September 13, the morning the merger was announced. These slides are representative of the presentations given by Sandy Warner, Bill Harrison and Vice Chairman Marc Shapiro. You can find a complete set of slides attached to the September 13 special edition of NewsWatch, available on Lotus Notes and CHASEWEB.


A WINNING GROWTH STRATEGY
-----------------------------------------------------------------------------------------------------
- UNPARALLELED CLIENT BASE


- LEADING GLOBAL CAPABILITIES      [ARROW GRAPHIC]      PEOPLE      [ARROW GRAPHIC]         UNIQUE
                                                           &                              COMPETITIVE
                                                      TECHNOLOGY                           ADVANTAGE
- PRODUCT LEADERSHIP IN GROWTH MARKETS








[JPMORGAN LOGO]                                                     [CHASE LOGO]

Complementary strengths
-------------------------------------------------------------------------
LEADING GLOBAL CAPABILITIES

PRO FORMA REVENUES(1)

(PIE CHART)

North America          52%
Europe                 30%
Asia Pacific           12%
Latin America           6%

          THE MOST GLOBALLY BALANCED WHOLESOME FINANCIAL SERVICES FIRM

NOTES:
Source: Company filings
(1)As of 12/31/99; pro forma, including Robert Fleming and excluding National Consumer Services

[JPMORGAN LOGO]                                                 [CHASE LOGO]


Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Chase and J.P. Morgan, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to The Chase Manhattan Corporation, 270 Park Avenue, New York, NY 10017,
Attention: Office of the Corporate Secretary (212-270-6000), or to J.P. Morgan & Co. Incorporated, 60 Wall Street, New York, NY 10260, Attention: Investor Relations (212-483-2323). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the materials filed with the SEC by each of J.P. Morgan and Chase on September 13 and 14, 2000, respectively.

"On a personal level, I'm excited about working with Sandy Warner. Over the many years we've known each other, I've come to respect him as a professional and as a friend -- and now we're partners." Bill Harrison


                         [PHOTO OF HARRISON AND WARNER]

              Photo Caption: Bill Harrison (left) and Sandy Warner



"Bill Harrison and I have been friends for 25 years. We've talked often over those years and have seen each other's thinking evolve. And we've seen our respective firms evolve at the same time." Sandy Warner

TWO LEADERS WITH A SHARED PHILOSOPHY

They started their careers within a year of each other, devoting more than 30 years to the institutions they have served - institutions with long track records of leadership in finance. They have been friends for 25 of those years. They share a dedication to integrity, excellence and partnership. And last week, Chase's Bill Harrison and J.P. Morgan's Sandy Warner shared a handshake, sealing their commitment to customers, employees and shareholders of the new J.P.
Morgan Chase & Co.

Here are Sandy Warner and Bill Harrison, side by side:

                                    DOUGLAS A. WARNER III                                 WILLIAM B. HARRISON, JR.
                                    ---------------------                                 ------------------------
POSITION
(in the new firm,                  Chairman                                              President and CEO
J.P. Morgan Chase & Co.)           Co-Chair, Executive Committee                         Co-Chair, Executive Committee
---------------------------------------------------------------------------------------------------------------------------------
CAREER MILESTONES
                           1968    (New York) - Begins his career in            1967    (New York) - Begins his career in
                                   Morgan's management training program.                Chemical's credit training program.

                           1983    (London) - Following positions including     1976    (San Francisco) - Named district head of
                                   head of the banking group responsible                the Corporate Division's Western Region.
                                   for corporate clients based in the
                                   midwestern U.S., is posted to London         1982    (London) - Named division head of Europe.
                                   as head of banking. Becomes senior-
                                   most U.K. officer in 1986.                   1983    (New York) - Named head of the U.S.
                                                                                        Corporate Division, assuming responsibility
                           1987    (New York) - Takes charge of                         for the North America Division in 1986 and
                                   Corporate Finance in the Americas                    the Banking & Corporate Finance Group
                                   and, later that year, the worldwide                  the following year.
                                   Corporate Finance group.

                           1990    Named president and chief operating          1990   Named vice chairman of the board.
                                   officer.
                                                                                1999   Named president and chief executive officer,
                           1995    Named chairman, president and CEO.                   assuming the title of chairman in 2000.
---------------------------------------------------------------------------------------------------------------------------------
PERSONAL
                                   Born in 1946 in Cincinnati, Ohio.                   Born in 1943 in Rocky Mount, North Carolina.
                                   Graduate of Yale University.                        Graduate of University of North Carolina.

                                   Originally headed toward a career in med-           Bill comes from a family of bankers. During
                                   icine, Sandy changed his mind after spend-          summers, he worked at his grandfather's bank;
                                   ing a summer as a J.P. Morgan intern. Now,          his father was a full-time employee who also
                                   he is chairman of the Board of Managers             served as mayor of Rocky Mount. And two of
                                   and Overseers of Memorial Sloan-Kettering           Bill's three siblings have worked at banks.
                                   Cancer Center in New York.

                              [PHOTOS OF MEETING]

Photo Caption: It was standing-room only last Thursday as more than 1,000 colleagues crowde into a meeting room at New York City's Waldorf Astoria Hotel to learn more about the merger agreement between Chase and J.P. Morgan. The 9 a.m.(EST) meeting was telecast to several Chase and J.P. Morgan locations across the globe.

                       [PHOTO OF JP MORGAN HEADQUARTERS]

     Photo Caption: J.P. Morgan headquarters at 60 Wall Street in Manhattan

THE STORY OF MORGAN

Like Chase, J.P. Morgan & Co. has a long and rich history. The "House of Morgan" traces its roots back to an international merchant banking firm founded in 1838 in London.

The tradition and values that define Morgan today were forged by three generations of Morgans, who built a family banking dynasty that spanned more than a century. Junius S. Morgan, an American businessman, established the Morgan name in the world's financial markets during his three decades as a merchant banker in Victorian London.

J. Pierpont Morgan inherited his father's business in 1890, and consolidated the firm's European and American interests. During the late 19th and early 20th centuries, the firm established itself as financial advisor to national governments. And it helped shape the industrial revolution in North America by structuring and financing the railroads, as well as many other prominent corporations, including U.S. Steel, General Electric and AT&T.

During a run on banks in 1907, Morgan led a rescue of the U.S. financial system by infusing money into banks, demonstrating the need for a central bank and leading to the creation of the Federal Reserve in 1913.

Today, J.P. Morgan offers clients across the world a wide range of integrated capabilities from offices in more than 30 countries. The firm advises on corporate strategy and structure, raises capital, makes markets in financial instruments and manages investment assets.


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